UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and
Similar Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB Number: 3235-0360
Expires: March 31, 2021

Estimate average burden
hours per response  2.00

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1. Investment Company Act File Number:        Date examination
completed:

811-06569	                                 June 30, 2020


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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Ivy Funds
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4. Address of principal executive office (number, street,
city, state, zip code):

6300 Lamar Avenue, Overland Park, KS 66201
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December 11, 2020

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:

Enclosed is a copy of Form N-17f-2, along with our related report, dated December 11, 2020, on our examination of the investment portfolio of the Ivy Wilshire Global Allocation Fund, one of the series of Ivy Funds, as of the close of business on June 30, 2020.

Enclosed is a copy of Form N-17f-2, along with our related report, dated June 11, 2020, on our examination of the investment portfolio of the Ivy Managed International Opportunities Fund, one of the series of Ivy Funds, as of the close of business on January 31, 2020.

Very truly yours,

/s/ Rajan D. Chari
Rajan Chari

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of Ivy Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Ivy Wilshire Global Allocation Fund (the "Fund"), one of the series comprising Ivy Funds, maintains certain of its securities in uncertificated shares of mutual funds affiliated with the Fund and are held with Waddell & Reed Services Company (WRSCO), a registered transfer agent under Section 17A of the Securities Exchange Act of 1934 (the "specified requirements"), as of June 30, 2020. The Fund's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of June 30, 2020, and with respect to agreement of security purchases and sales, for the period from February 29, 2020 (the date of our last examination) through June 30, 2020:

* Confirmation of all securities held by the sub-transfer agent
* Reconciliation of all such securities to the books and records of the Funds and sub-transfer agent
* Agreement of 10 security purchases and 10 security sales from the books and records of the Fund to the transfer record report of the sub-transfer agent and the cash records of the custodian.

Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund maintains certain of its securities in uncertificated shares of mutual funds affiliated with the Fund and are held with Waddell & Reed Services Company as of June 30, 2020, with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Ivy Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.


/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
December 11, 2020


The Ivy Wilshire Global Allocation Fund (the "Fund"), one of the series comprising Ivy Funds, is organized as a fund of funds with uncertificated shares recorded within the books and records of the investment adviser's affiliated transfer agent. As such, the Fund is applying requirements set forth in the Franklin Investors Securities Trust No Action Letter (dated September 24, 1992) ("No Action Letter") in lieu of strict compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Fund has agreed to treat Waddell & Reed Services Company ("WRSCO") as a limited purpose securities depository for purpose of holding these uncertificated shares. The Fund buys and sells shares of underlying Ivy Funds ("Ivy Funds").

We are responsible for establishing and maintaining effective internal controls over applying the requirements set forth in the No Action Letter. Based on this evaluation, we assert that the Fund maintained the uncertificated shares of Ivy Funds (affiliated mutual funds to the Fund) with WRSCO, a registered transfer agent under
Section 17A of the Securities Exchange Act of 1934, as of June 30, 2020, and for the period from February 29, 2020 (last examination date) through June 30, 2020, with respect to securities reflected in the investment accounts of the Fund.


Ivy Funds

By:
/s/ Philip J. Sanders
Philip J. Sanders, President

By:
/s/ Joseph W. Kauten
Joseph W. Kauten, Senior Vice President & Treasurer